EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

ENHANCED UPSIDE SEGMENT OPTION RIDER

This Rider is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider that are applicable to Enhanced Upside Segments which are introduced below. In this Rider, “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America, “you” and “your” mean the Owner and “Rider” means this Rider. Subject to the terms and conditions of this Rider, you may make allocations to an Enhanced Upside Segment with this index linked and variable deferred annuity Contract as described below.

[This Rider is effective upon your Contract Date].

The following definition is revised and is applicable to Enhanced Upside Segments:

SECTION [2.01(e)] SEGMENT

For Enhanced Upside Segments, “Segment” means an Investment Option we establish with a specific Index, Enhanced Upside Rate, Segment Duration, Segment Buffer, Segment Maturity Date, Performance Cap Rate, and Participation Rate.

The following is added to the definition of Segment Rate of Return and is applicable to Enhanced Upside Segments:

SECTION [2.01(n)] SEGMENT RATE OF RETURN

For the Enhanced Upside Segment Option, your Segment Rate of Return is determined as follows:

If the Index Performance Rate multiplied by the Participation Rate:	Then the Segment Rate of Return will be:
Is positive	Equal to the lesser of the (1) Index Performance Rate multiplied by the Participation Rate and the Enhanced Upside Rate described in Section 2.01(s) below or (2) Performance Cap Rate [, minus the Return of Premium Death Benefit (“ROP DB”) Rider Charge cumulative percentage described in Section III of the ROP DB Rider.]

Is between zero and the Segment Buffer, inclusive of both	Equal to 0% [, minus the Return of Premium Death Benefit (“ROP DB”) Rider Charge cumulative percentage described in Section III of the ROP DB Rider.]

Is negative by a percentage greater than the Segment Buffer	Negative, to the extent the percentage decline exceeds the Segment Buffer [, minus the Return of Premium Death Benefit (“ROP DB”) Rider Charge cumulative percentage described in Section III of the ROP DB Rider.]

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The following is added at the end of the existing definition:

SECTION [2.01(r)] SEGMENT TYPE

For Enhanced Upside Segments, “Segment Type” means all Enhanced Upside Segments that have the same Index, Enhanced Upside Rate, Segment Duration, Segment Buffer, and Participation Rate. The Enhanced Upside Segment Type(s) currently available under your Contract is/are shown in your Data Pages.

The following definition is added to Part II of your Contract:

SECTION [2.01(t)] ENHANCED UPSIDE RATE

“Enhanced Upside Rate” means a positive number that is used as a multiplier of your Index Performance Rate when calculating your Segment Rate of Return on a Segment Maturity Date, subject to the table shown above in Section [2.01(n)], “Segment Rate of Return”. The Enhanced Upside Rate is only applied to the Index Performance Rate on a Segment Maturity Date when the Index Performance Rate is positive. The Enhanced Upside Rate is shown in your Data Pages under the Structured Investment Option listing of Segment Types and is shown in the Segment Type’s name.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

[	[

Mark Pearson,	José Ramón González
Chief Executive Officer]	Chief Legal Officer and Secretary]

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